As filed with the Securities and Exchange Commission on June 12, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S–3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ILEX ONCOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	74–2699185 (I.R.S. Employer Identification No.)

4545 Horizon Hill Boulevard
San Antonio, Texas 78229
(210) 949-8200

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Ronald G. Tefteller
Vice President and General Counsel
ILEX Oncology, Inc.
4545 Horizon Hill Boulevard
San Antonio, Texas 78229
(210) 949-8200

(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:
Phillip M. Renfro, Esq.
Derrek Weaver, Esq.
Fulbright & Jaworski L.L.P.
300 Convent Street, Suite 2200
San Antonio, Texas 78205
(210) 270-7172 (phone)
(210) 270-7205 (fax)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering
Securities to be Registered	Price	Amount of Registration Fee(1)

Common stock, $.01 par value per share	$10,000,000	$809

(1)	The aggregate amount to be registered and the aggregate offering price per unit have been omitted pursuant to Securities Act Release No. 6964. The registration fee has been calculated on the basis of the maximum offering price of all securities listed in accordance with Rule 457(o) under the Securities Act of 1933.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
SIGNATURES
EXHIBIT INDEX
EX-5.1 Opinion/Consent of Fulbright & Jaworski LLP
EX-23.2 Consent of Ernst & Young LLP

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated June 12, 2003.

PROSPECTUS

               Shares

ILEX Oncology, Inc.

Common Stock

     This prospectus relates to an aggregate of                                shares of common stock of ILEX Oncology, Inc. that may be offered and sold from time to time by Millennium Pharmaceuticals, Inc. and mHoldings Trust, whom we collectively refer to in this prospectus as the “selling stockholders.” We intend to issue these shares to Millennium Pharmaceuticals, Inc. or mHoldings Trust as payment of $10,000,000 of the $40,000,000 subsequent payment due in 2003 pursuant to the Purchase and Sale Agreement entered into by and among ILEX Oncology, Inc., ILEX Acquisitions, Inc., Millennium Pharmaceuticals, Inc. and mHoldings Trust on October 29, 2001.

     The selling stockholders may offer their ILEX common stock through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders can use broker-dealers to facilitate these transactions.

     We will not receive any of the proceeds from the sale of this common stock by the selling stockholders. We will, however, bear all expenses in connection with the filing of the registration statement of which this prospectus forms a part, except that the selling stockholders will pay all discounts and commissions payable to underwriters, brokers and dealers. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

     Our common stock is listed on the Nasdaq National Market under the symbol “ILXO.” On June 10, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $14.46 per share.

     You should carefully review and consider the information under the heading “Risk Factors” beginning on page 2 of this prospectus before acquiring any of the common stock being offered by the selling stockholders.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 12, 2003.

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf process, the selling stockholders may sell up to                                   shares of our common stock. You should read this prospectus and the additional information described under the heading “Where You Can Find More Information.”

     The terms “ILEX,” “the Company,” “the registrant,” “we,” “our” and “us” refer to ILEX Oncology, Inc. and our consolidated subsidiaries unless the context suggests otherwise. The term “you” refers to a prospective investor. The mailing address of our principal executive offices is 4545 Horizon Hill Boulevard, San Antonio, Texas 78229, and our telephone number is (210) 949-8200. Our website is located at www.ilexonc.com. Information contained on our website does not constitute, and shall not be deemed to constitute, part of this prospectus.

     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the SEC are also available to the public over the Internet at the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering.

· Annual Report on Form 10-K for the year ended December 31, 2002.

· Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

· Current Report on Form 8-K filed April 29, 2003.

· Current Report on Form 8-K filed April 14, 2003.

· Registration Statement on Form 8-A filed February 14, 1997 containing a description of our common stock.

     ILEX also incorporates by reference additional documents that may be filed with the Commission between the date of this prospectus and the date of the completion of the offering of the shares by the selling stockholders.

     You may request a copy of the above-described filings at no cost by writing or telephoning us at

           ILEX Oncology, Inc.
           4545 Horizon Hill Boulevard
           San Antonio, Texas 78229
           Attention: Investor Relations
           (210) 949-8200

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

RISK FACTORS

     You should consider carefully the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this document before purchasing our securities. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected and you may lose all of your investment.

We have a limited operating history and we expect to continue to generate losses for the foreseeable future.

     We began operations in October 1994 and have only a limited operating history upon which you can evaluate our business. We have incurred losses every year since we began operations. As of March 31, 2003, our accumulated deficit was approximately $308.4 million, including net losses of approximately $46.2 million, $121.0 million and $39.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. We expect to continue to incur losses for the remainder of 2003. It is possible that we will never achieve profitable operations.

We may be unable to obtain additional capital if needed to accelerate our product candidate development or for licensing or acquisition opportunities.

     We believe that our existing capital will fund our activities for at least the next year. We may use these existing resources more quickly if we decide to accelerate the development of our pipeline or because of changes in our research and development programs, potential licenses or acquisitions, commercialization plans or other factors affecting our operating expenses or capital expenditures. We may not be able to obtain any future funds that we require, either in the public or private markets or otherwise, on acceptable terms, or at all.

     If adequate funds are not available, we may have to delay, scale back or eliminate one or more of our development programs, or obtain funds by entering into more arrangements with collaborative partners or others that may require us to relinquish rights to certain of our products or technologies that we would not otherwise relinquish.

CAMPATH is still a relatively new oncology treatment and is in a competitive marketplace.

     Our lead product, CAMPATH® (MABCAMPATH® in Europe), has been approved by the Food and Drug Administration (FDA) and the European Commission for treating patients with chronic lymphocytic leukemia (CLL). Although CAMPATH is the only product that has been approved by the FDA and the European Commission for treating CLL in patients who have failed fludarabine therapy, there are other products that compete with CAMPATH. Patients with CLL are generally treated with alkylating agents first, and, if that treatment fails, then with fludarabine. Some of our competitors may have greater financial resources.

Because we have limited manufacturing capabilities, we are dependent on third-party manufacturers to manufacture products for us. We may be required to incur significant costs and devote significant efforts to establish our own manufacturing capabilities.

     We have limited manufacturing experience and no commercial scale manufacturing capabilities. In order to continue to develop products, apply for regulatory approvals and ultimately commercialize additional products, we need to subcontract or otherwise arrange for the necessary manufacturing.

     There are a limited number of manufacturers that operate under the FDA’s current good manufacturing practices (cGMP) capable of manufacturing for us. As a result, we have experienced some difficulty finding manufacturers with adequate capacity for our anticipated future needs. If we are unable to arrange for third party manufacturing on commercially reasonable terms, we may not be able to complete development of our product candidates or market them on a timely basis, if at all.

     Reliance on third party manufacturers entails risks to which we would not be subject to if we manufactured products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party and the possibility of termination or non-renewal of the agreement by the third party, based on its business priorities, at a time that is costly or inconvenient for us. If our third party manufacturers fail to maintain regulatory compliance, our product supply will be interrupted resulting in lost or delayed revenues and delayed clinical trials. We may not have adequate business interruption insurance.

     Drug manufacturing facilities are subject to continual review and periodic inspection and manufacturing modifications. Domestic manufacturing facilities are subject to biennial inspections by the FDA, and foreign facilities are inspected by the FDA less frequently. Both domestic and foreign facilities must comply with the FDA’s cGMP, and other regulations. In complying with these regulations, manufacturers must spend funds, time and effort in the areas of production, record keeping, personnel and quality control to ensure full compliance. The FDA stringently applies regulatory standards for manufacturing. Failure to comply with any of these post-approval requirements can result in, among other things, warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. This could interrupt our supply for our marketed products and for our clinical trials.

We have limited marketing capabilities and we are currently dependent upon third parties to sell and market CAMPATH. We will be required to incur significant expense to develop our own marketing capabilities.

     We depend on Schering AG and its U.S. affiliate, Berlex Laboratories, Inc., to market and sell CAMPATH. Our reliance on Schering AG subjects us to various risks. The terms of our contract with Schering AG may not be favorable to us in the future. The amount and timing of resources dedicated by Schering AG to marketing CAMPATH is not within our control, and Schering AG may not commit enough resources to marketing CAMPATH. Schering AG could develop, independently or with a third party, a drug that competes with CAMPATH. Schering AG may not perform its obligations as expected and our revenues will be decreased or delayed if Schering AG breaches or terminates its agreement with us.

     We will need to develop a marketing and sales force with sufficient technical expertise and distribution capability, which will require substantial expenditures and management resources.

Our competitors may develop products superior to those we are developing.

     The technological areas in which we work evolve at a rapid pace. Our future success depends upon our ability to compete in the research, development and commercialization of products and technologies in oncology, our area of focus. Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing, financial and managerial resources than we do. These competitors may develop products that are superior to those we are developing and render our products or technologies non-competitive or obsolete. In addition, we may not be able to keep pace with technological change.

     Significant competitive factors determining whether we will be able to compete successfully include:

•	efficacy and safety of our product candidates,

•	timing and scope of regulatory approvals,

•	product availability,

•	marketing and sales capabilities,

•	reimbursement coverage from insurance companies and others,

•	degree of clinical benefits of our product candidates relative to their costs,

•	method of administering a product,

•	price, and

•	patent protection.

There are potential limitations on third-party reimbursement and other pricing-related matters that could reduce sales of our products and may delay or impair our ability to generate significant revenues.

     The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of government and third-party payors to reduce the cost of health care through various means. In the United States, there have been, and we expect that there will continue to be, a number of legislative proposals aimed at changing the nation’s healthcare system. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. These legislative proposals may impair our ability to raise capital, and our business could be adversely affected if these legislative proposals are adopted. In particular, individual pricing negotiations are often required in many countries of the European Union, irrespective of separate government approval to market a drug.

     There is a risk that reimbursement will not be available in the future for our products or will not be adequate. Third-party payors are increasingly challenging the price of medical products and services. If government entities and third-party payors do not provide adequate reimbursement levels, then our revenues will be adversely affected and could cause our stock price to decline.

Market volatility may affect our stock price and the value of an investment in our stock may be subject to sudden decreases.

     The trading prices for securities of biotechnology companies, including our stock, have been and are likely to continue to be volatile. Our stock price depends upon a number of factors, including our historical and anticipated operating results, our and our competitors’ preclinical and clinical trial results, market perception of the prospects for biotechnology companies as an industry sector and general market and economic conditions, some of which are beyond our control. Factors such as fluctuations in our financial and operating results, changes in government regulations affecting product approvals, reimbursements or other aspects of our or our competitors’ businesses, announcements of technological innovations or new commercial products by us or our competitors, developments concerning key personnel and our intellectual property rights, significant collaborations or strategic alliances and publicity regarding actual or potential performance of products under development by us or our competitors could also cause our stock price to fluctuate substantially. In addition, the United States securities markets, including the NASDAQ National Market on which our stock is listed, have from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may lower our stock price. Moreover, during periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to the companies’ operating performance. Accordingly, our stock price may be subject to greater volatility than the stock prices of other companies during periods of stock market price volatility.

We do business internationally and are subject to additional political, economic and regulatory uncertainties.

     We may not be able to operate successfully in any foreign market. We currently conduct drug discovery research in our laboratory in Geneva, Switzerland. We also conduct drug development operations near London, England. Schering AG sells MABCAMPATH in the United Kingdom and 28 other non-U.S. countries. We believe that, because the pharmaceutical industry is global in nature, international activities will continue to be a significant part of our future business activities and that a substantial portion of our revenues will be derived from outside the United States. Foreign regulatory agencies often establish standards different from those in the United States, and an inability to obtain foreign regulatory approvals on a timely basis could have an adverse effect on our business. Our international operations may be limited or disrupted by:

•	imposition of government controls,

•	political or economic instability,

•	trade restrictions,

•	changes in tariffs,

•	restrictions on repatriating profits,

•	taxation, and

•	difficulties in staffing and managing international operations.

Also, our business may be adversely affected by fluctuations in currency exchange rates.

We may be unsuccessful in our efforts to expand the number and scope of authorized uses of CAMPATH, which would hamper sales growth and make it more difficult for us to attain profitability.

     CAMPATH is approved for sale in the United States and Europe (under the name MABCAMPATH) for use by patients with refractory CLL. Under current FDA regulations, we are prohibited from promoting the use of CAMPATH outside of this approved indication.

     We are conducting clinical trials to examine whether or not CAMPATH can be used to treat indications other than refractory CLL. Additional trials in these indications are necessary before we can apply to expand the authorized uses of CAMPATH. We do not know whether these trials will demonstrate safety and efficacy, or if they do, whether we will succeed in receiving regulatory approval to market CAMPATH for additional indications. If the results of these trials are negative, or if adverse experiences are reported in these trials or otherwise in connection with the use of CAMPATH by patients, this could adversely affect existing regulatory approvals, undermine physician and patient comfort with the product, reduce sales of the product and diminish the acceptance of CAMPATH in the hematological and autoimmune markets. Even if the results of these trials are positive, the impact on sales of CAMPATH may be minimal unless they are accepted by the medical community and we are able to obtain regulatory approval to expand the authorized use of CAMPATH. FDA regulations restrict our ability to communicate the results of additional clinical trials to patients, and to a lesser extent, physicians, without first obtaining approval from the FDA to expand the authorized uses for this product.

If we are not able to demonstrate the safety and efficacy of our product candidates in clinical trials or if our clinical trials are delayed, we will not be able to obtain regulatory approval to market these drugs, or regulatory approval to market these drugs will be delayed.

     Clinical testing is a long, expensive and uncertain process. With the exception of CAMPATH, no regulatory agency has approved any of our product candidates and the data we collect from our clinical trials may not be sufficient to support approval. Our clinical trials may not be completed on schedule and the FDA may never approve our product candidates for commercial sale. Furthermore, even if initially positive preclinical studies or clinical trial results are achieved, it is possible that we will obtain different results in the later clinical trials or the FDA will interpret pivotal trial results unfavorably. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II trials may not be repeated in larger Phase II or Phase III trials.

All of our product candidates are subject to the risks of failure inherent in drug development.

     Many of our research and development programs are at an early stage. In addition to the risks described above, there is a possibility that none of our product candidates will or can:

•	meet applicable regulatory standards,

•	be manufactured or produced economically and on a large scale,

•	be a commercially viable drug, or

•	be successfully marketed, particularly if a third party introduces an equivalent or superior product.

Delays in patient enrollment for clinical trials could increase costs and delay regulatory approvals.

     The rate of completion of our clinical trials will depend on the rate of patient enrollment. Substantial competition to enroll patients in clinical trials has delayed some of our clinical trials in the past. In addition, recent improvements in existing drug therapy, particularly for some cancers, may make it more difficult for us to enroll patients in our clinical trials as the patient population may choose to enroll in clinical trials sponsored by other companies or choose alternative therapies. Delays in patient enrollment can result in increased development costs and delays in regulatory approvals.

If we fail to comply with extensive regulations enforced by the FDA and its foreign counterparts, the commercialization of our product candidates would be prevented or delayed.

     Our products are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining FDA and foreign regulatory marketing and pricing approvals is costly, time-consuming, uncertain and subject to unanticipated delays. For example, although CAMPATH has been approved for marketing in the United Kingdom and 28 other non-U.S. countries (under the name MABCAMPATH), to market future products in Europe we must apply to the European Commission for marketing approval. After receiving marketing approval, we then must mutually agree on a pricing structure with each country’s regulatory authority prior to launching sales in that particular country. We are unable to predict how long this process will take.

     The FDA will refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy. Foreign regulatory authorities may also refuse to accept an application or grant any marketing approval.

     The FDA and European Commission approvals for CAMPATH require us to conduct a post-approval clinical trial comparing the safety and efficacy of CAMPATH to that of chlorambucil, an alkylating agent that is a frontline treatment for CLL. Alkylating agents work by disrupting the DNA structure and are believed to be effective in treating CLL. The post-approval clinical trial and report must be completed by 2006, according to the approvals given in 2001. If we discover adverse safety or efficacy data, our marketing approvals may be revoked.

If any of our license agreements for intellectual property underlying a product candidate are terminated, we may lose our rights to develop or market that product.

     We have licensed or have rights to license intellectual property, including patents, patent applications and know-how, from pharmaceutical companies, research institutions and others, including the intellectual property underlying CAMPATH and our four other oncological product candidates in clinical trials: Eflornithine, clofarabine, ILX-651 and NM-3.

     Each licensor or potential licensor has the power to terminate its agreement with us if we fail to meet our obligations under that license. We may not be able to meet our obligations under these agreements. Generally, we have to diligently develop and commercialize the compounds we have licensed and make milestone payments.

     If we default under any of these license agreements, we may lose our right to market and sell any products based on the licensed technology. If we were to lose our marketing and sales rights to a compound, we would not be able to replace the resources we used in developing the compound, and we will have to spend additional time and capital resources in finding a replacement product candidate.

We may not be able to obtain effective patents to protect our technologies from use by other companies, and patents of other companies could prevent us from developing or marketing our other product candidates.

     Our success will depend to a significant degree on our ability to:

•	obtain, maintain and enforce patents;

•	license rights to patents from third parties;

•	protect trade secrets; and

•	operate without infringing on the proprietary rights of others.

     It is possible that we will not develop technologies, drugs or processes that result in obtaining a patent. It is also possible that our patent position will not provide sufficient protection against competitors, or that patents issued to or licensed by us will be infringed or will be challenged, invalidated or circumvented. Competitors may develop products, which compete against our products but fall outside the scope of our patents. In addition, competitors may have filed patent applications, may have been issued patents or may obtain additional patents and proprietary rights relating to technologies, drugs and processes that compete with our technologies, drugs and processes.

     If we infringe on the intellectual property rights of others, we will have to either obtain a license for the use of these intellectual property rights, or terminate our use of these rights. We may not be able to obtain licenses to use the technology on commercially reasonable terms, or at all.

     We also rely on trade secret protection for our unpatented proprietary technology. Trade secrets are difficult to protect. Other parties could independently develop substantially equivalent proprietary information and techniques or gain access to our trade secrets.

     We have attempted to prevent the disclosure and use of our know-how and trade secrets by entering into confidentiality agreements with our employees, consultants and third parties. However, there are risks that:

•	these parties will not honor our confidentiality agreements,

•	others will independently develop equivalent or superior technologies,

•	disputes will arise concerning the ownership of intellectual property or the applicability of confidentiality obligations, or

•	disclosure of our trade secrets will occur regardless of these contractual protections.

     We often work with consultants and research collaborators at universities and other research organizations. If any of these consultants or research collaborators use intellectual property owned by others as part of their work with us, disputes may arise between us and these other parties as to which one of us has the rights to intellectual property related to or resulting from the work done.

     Costly litigation might be necessary to protect our orphan drug designations or patent positions, or to determine the scope and validity of third-party proprietary rights. It is possible that we will not have the required resources to pursue such litigation or to protect our patent rights. An adverse outcome in litigation with respect to the validity of any of our patents could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using a product or technology. Any of these results could materially harm our business and financial condition.

We may be subject to costly and damaging liability claims.

     Although we take what we believe to be appropriate precautions, our business exposes us to many liability risks, which are inherent in the testing, manufacturing and sale of pharmaceutical products. We could face exposure to product liability claims if the use of CAMPATH or any of our product candidates is alleged to have harmed someone. We could also face exposure to breach of contract claims arising in the normal course of business or claims based upon errors or omissions in connection with our ongoing or completed contract research organization activities.

     We currently have product liability insurance related to CAMPATH in the aggregate limit of $25.0 million; business interruption insurance related to CAMPATH with an aggregate limit of $5.0 million; product liability insurance related to other investigational drug candidates in the aggregate limit of $10.0 million and professional liability insurance related to contract research organization services in the aggregate limit of $5.0 million. Adequate insurance coverage may not be available in the future at acceptable prices or at all. It is possible that claims against us or damages incurred by us as a result of a business interruption could exceed our coverage limits. The successful assertion of an uninsured or underinsured claim against us could cause us to incur a significant expense, could adversely affect our product development activities and could divert management’s attention from running the business. In addition, regardless of merit or eventual outcome, product liability claims may result in decreased demand for the applicable product or our products in general and in injury to our general reputation. Thus, whether or not we are adequately insured, a product liability or other claim or product recall may result in losses that could be material.

We are subject to influence from executive officers, directors and senior management, and we have adopted a shareholder rights plan, which could discourage or prevent stockholders from selling their shares at a premium.

     Our rights plan provides, among other things, that if a person or group attempts to acquire 20% or more of our common stock on terms not approved by our Board of Directors, stockholders will be entitled to purchase additional shares of our stock at 50% of the then-current market price. These purchase rights would cause substantial dilution to a person or group that acquires or attempts to acquire 20% or more of our common stock in this manner and, as a result, could delay or prevent a change in control or other transaction that could provide our stockholders with a premium over the then-prevailing market price of their shares or which might otherwise be in their best interests.

     Our executive officers, directors (and their affiliates) and senior management, in the aggregate, beneficially owned or controlled approximately 3.96% of our outstanding common stock at March 14, 2003 and therefore have the ability to exercise substantial influence over the outcome of most stockholders’ actions, including the election of the members of the Board of Directors and approval of any change in control transaction. This concentration of ownership could have an adverse effect on the price of our common stock or have the effect of delaying or preventing a change in control or other transaction that could provide our stockholders with a premium over the then-prevailing market price of their shares or which might otherwise be in their best interests.

USE OF PROCEEDS

     All net proceeds from the sale of the shares of common stock covered by this prospectus will go to the selling stockholders. Accordingly, we will not receive any proceeds from the sale of such shares.

SELLING STOCKHOLDERS

     We are registering                                         shares of common stock covered by this prospectus for offering by the selling stockholders named below. The selling stockholders may resell all, a portion or none of their shares at any time.

     The following table sets forth information regarding beneficial ownership of our common stock by the selling stockholders as of June 12, 2003.

Number of Shares
	Number of Shares	Number of Shares	Beneficially Owned if all
	Beneficially Owned	Being Registered	Shares Being Registered
Selling Stockholder	Prior to Offering	for Sale	Hereunder are Sold

Millennium Pharmaceuticals, Inc. mHoldings Trust	0 0	(1) (1)	0 0

NOTE:	(1)	In connection with the payment of the 2003 subsequent payment required under the Purchase and Sale Agreement entered into by and among ILEX, ILEX Acquisitions, Inc. and the selling stockholders on October 29, 2001, the selling stockholders may receive shares of our common stock valued at approximately $10,000,000. The price per share of our common stock will be determined by taking the average of the last sale prices per share of our common stock as reported by the National Association of Securities Dealers Automated Quotation System on each of the 20 days preceding the trading day before the 2003 subsequent payment is made.

     In October of 2001, we entered into a Purchase and Sale Agreement with Millennium Pharmaceuticals, Inc. to give us sole ownership of ILEX Pharmaceuticals, L.P. (formerly known as Millennium & ILEX Partners, L.P.). Pursuant to the terms of the agreement, we are required to make a $40,000,000 subsequent payment to the selling stockholders during 2003. The agreement permits us to make $10,000,000 of the subsequent payment in ILEX common stock. We are registering the resale of these shares pursuant to the terms of the Purchase and Sale Agreement, which requires us to do so if we intend to make any portion of the 2003 subsequent payment in our common stock.

     All expenses incurred in connection with the registration of shares of common stock owned by the selling stockholders will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, or commissions in connection with the registration.

PLAN OF DISTRIBUTION

     As used in this prospectus, the term “selling stockholders” includes the selling stockholders named in the table above and donees, pledgees, transferees or other successors-in-interest selling shares received from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. If we are notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     The selling stockholders will act independently of ILEX in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares from time to time and may also choose not to sell all the shares they are allowed to sell by this prospectus. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at terms and market prices prevailing at the time of the sale, at prices related to the then prevailing market prices or in negotiated transactions, including an underwritten offering or one or more of the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of an exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions; and

•	any combination of the above methods of sale or any other legally available means.

     The selling stockholders may engage broker-dealers who in turn may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from a selling stockholder in amounts to be negotiated immediately prior to the sale. In addition, underwriters or agents may receive compensation from a selling stockholder or from purchasers of the shares for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they act as agents. The selling stockholders, underwriter, broker, dealer and agent that participates in the distribution of the shares may be deemed to be underwriters, and any discounts or commissions received by them from a selling stockholder and any profit on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution, which amendment or supplement will identify the aggregate amount of shares of our common stock being offered and the terms of the offering. The amendment or supplement will also disclose the following information:

•     the name or names of any underwriters, dealers or agents;

•     the number of shares involved;

•     the purchase price paid by any underwriter for shares of our common stock purchased from a selling stockholder;

•     any discounts, commissions and other items constituting compensation from a selling stockholder or ILEX;

•     any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public; and

•     other facts material to the transaction.

     We have agreed to indemnify the selling stockholders for any claims of third parties resulting from inaccuracies in this prospectus that are a result of our acts or omissions, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us for any claims of third parties resulting from inaccuracies in this prospectus that are a result of any selling stockholder’s acts or omissions, including liabilities under the Securities Act.

     The selling stockholders also may resell all or a portion of the shares offered by this prospectus in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In these transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver shares to close out these short positions. The selling stockholders may enter into option or other transactions with broker-dealers, which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer these shares pursuant to this prospectus. The selling stockholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

     Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of a distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act of 1934 and the associated rules and regulations under the Exchange Act of 1934, including the anti-manipulation rules of Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.

     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the shares of common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If either of the selling stockholders is deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

     In order to comply with certain states’ securities laws, if applicable, the shares offered by this prospectus will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares offered by this prospectus may not be sold unless the shares offered by this prospectus have been registered or qualified for sale in such state, unless an exemption from registration or qualification is available and is obtained.

     ILEX will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Commission, The Nasdaq Stock Market, Inc. and blue sky laws, printing expenses, transfer agents’ and registrars’ fees, and the fees and disbursements of ILEX’s outside counsel and independent public accountants. The selling stockholders will bear all underwriting discounts and commissions and transfer or other taxes.

LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P.

EXPERTS

     The consolidated financial statements of ILEX Oncology, Inc. at December 31, 2002 and for the year ended December 31, 2002, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains two explanatory paragraphs describing the adoption of Statement of Financial Accounting Standards No. 142 and audit procedures relating to certain revisions to the 2001 and 2000 financial statements for reclassification adjustments and conforming disclosures that were applied to revise the 2001 and 2000 financial statements described in Note 2 to the consolidated financial statements; the 2001 and 2000 financial statements were audited by other auditors who have ceased operations and for which Ernst & Young LLP has expressed no opinion or other form of assurance on the 2001 and 2000 financial statements taken as a whole) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     Additionally, the audited consolidated financial statements and schedules of ILEX incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited with respect to the consolidated balance sheet of ILEX and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity and cash flows for the one year periods ended December 31, 2001 and 2000, by Arthur Andersen LLP, independent public accountants. These reports are incorporated by reference in this prospectus in reliance upon the authority of these accounting firms as experts in giving these reports.

     We have been unable to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it as an expert and as having audited the consolidated financial statements for the two years ended December 31, 2001 and 2000 and including its audit report in this prospectus. Under these circumstances, Rule 437(a) of the Securities Act permits this registration statement to be filed without the consent of Arthur Andersen LLP. This lack of consent may limit your ability to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

     We changed certifying accountants from Arthur Andersen LLP to Ernst & Young LLP effective March 21, 2002. Arthur Andersen LLP’s report on the financial statements for the year ended December 31, 2001 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was approved by our Board of Directors. During the year ended December 31, 2001 and subsequent interim periods prior to such change in accountants, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During the year ended December 31, 2001 and subsequent interim periods prior to such change in accountants, there have occurred none of the “reportable events” listed in Item 304(a)(1)(v)(A-D) of Regulation S-K. We have requested and received from Arthur Andersen LLP the letter required by Item 304(a)(3) of Regulation S-K (and filed the same as Exhibit 16 to our report on Form 8-K/A filed on March 27, 2002), and we state that Arthur Andersen LLP agrees with the statements made by us in this prospectus in response to Item 304(a)(1) of Regulation S-K.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     Except for the SEC registration fee, all expenses are estimated. All such expenses will be paid by ILEX.

Securities and Exchange Commission registration fee	$809
Stock exchange listing fees	$13,831	*
Accounting fees and expenses	$15,000	**
Legal fees and expenses	$15,000	**
Printing and engraving expense	$1,000	**
Miscellaneous	$3,000	**

Total	$48,640

*	Estimated based upon the last sale price per share of ILEX common stock as reported by the National Association of Security Dealers Automatic Quotation System on June 10, 2003.
**	Estimated and subject to future contingencies.

Item 15. Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law empowers the Company to, and the Bylaws of the Company provide that it shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; except that, in the case of an action or suit by or in the right of the Company, no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for proper expenses.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The Company maintains directors’ and officers’ liability insurance that covers the directors and officers of the Company.

Item 16. Exhibits.

Exhibit
Number	Description of Exhibit

4.1	Amended and Restated Certificate of Incorporation of ILEX Oncology, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q filed August 8, 2000).
4.2	Bylaws of ILEX Oncology, Inc. as amended (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement No. 333-17769 on Form S-1 filed December 12, 1996, as amended).
*5.1	Opinion of Fulbright & Jaworski L.L.P.
*23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
*23.2	Consent of Ernst & Young LLP.
*24.1	Powers of Attorney (a power of attorney pursuant to which amendments to this registration statement may be filed is included on the signature pages hereof).
99.1	Purchase and Sale Agreement dated October 29, 2001 by and among ILEX Oncology, Inc., ILEX Acquisitions, Inc., Millennium Pharmaceuticals, Inc., and mHoldings Trust (incorporated by reference to Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q filed November 15, 2001).

* Filed herewith.

Item 17. Undertakings.

     (a)  The undersigned registrant does hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which has been registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement;

     Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 each filing of ILEX’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

     (d)  The undersigned registrant hereby undertakes that:

          (1) for purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2) for the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, ILEX Oncology, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on June 12, 2003.

ILEX Oncology, Inc.
(Registrant)

By:	/s/ Jeffrey H. Buchalter

Jeffrey H. Buchalter
President and Chief Executive Officer

POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Ronald G. Tefteller and Mark P. Mellin, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign on his behalf individually and in each capacity stated below any amendment, including post-effective amendments, to this Registration Statement under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Joy A. Amundson Joy A. Amundson	Chairman of the Board	June 12, 2003

/s/ Jeffrey H. Buchalter Jeffrey H. Buchalter	President, Chief Executive Officer and Director (principal executive officer)	June 12, 2003

/s/ Mark P. Mellin Mark P. Mellin	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	June 12, 2003

/s/ Joseph S. Bailes, M.D. Joseph S. Bailes, M.D.	Director	June 12, 2003

/s/ Jason S. Fisherman, M.D. Jason S. Fisherman, M.D.	Director	June 12, 2003

/s/ Richard L. Love Richard L. Love	Director	June 12, 2003

/s/ Victor P. Micati Victor P. Micati	Director	June 12, 2003

/s/ Daniel D. Von Hoff, M.D. Daniel D. Von Hoff, M.D.	Director	June 12, 2003

/s/ Mark E. Watson, Jr. Mark E. Watson, Jr.	Director	June 12, 2003

/s/ Gary V. Woods Gary V. Woods	Director	June 12, 2003

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

4.1	Amended and Restated Certificate of Incorporation of ILEX Oncology, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q filed August 8, 2000).
4.2	Bylaws of ILEX Oncology, Inc. as amended (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement No. 333-17769 on Form S-1 filed December 12, 1996, as amended).
*5.1	Opinion of Fulbright & Jaworski L.L.P.
*23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
*23.2	Consent of Ernst & Young LLP.
*24.1	Powers of Attorney (a power of attorney pursuant to which amendments to this registration statement may be filed is included on the signature pages hereof).
99.1	Purchase and Sale Agreement dated October 29, 2001 by and among ILEX Oncology, Inc., ILEX Acquisitions, Inc., Millennium Pharmaceuticals, Inc., and mHoldings Trust (incorporated by reference to Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q filed November 15, 2001).

* Filed herewith.